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
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 FORM 5                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
---------                                            WASHINGTON, D.C. 20549
[ ] CHECK THIS BOX IF NO LONGER
    SUBJECT TO SECTION 16. FORM 4 OR    ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    FORM 5 OBLIGATIONS MAY CONTINUE.
    SEE INSTRUCTION 1(b).
            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

[ ] FORM 3 HOLDINGS REPORTED         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
[ ] FORM 4 TRANSACTIONS REPORTED
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1.  Name and Address of Reporting Person(1) 2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s)
                                                                                            to Issuer
                                                                                                  (Check all applicable)
                                                                                            ___Director      ______10% Owner
                                                                                            _X_Officer (give ______Other (specify
 Hamill         Randy         A.                                  S2 Golf Inc.                         title below)        below)
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 (Last)        (First)    (Middle)          3. I.R.S. Identification  4. Statement for
                                               Number of Reporting       Month/Year              Senior Vice President
                                               Person, if an entity        12/00
 18 Gloria Lane                                (Voluntary)
--------------------------------------------                          -------------------------------------------------------------
                   (Street)                                           5. If Amendment, 7. Individual or Joint/Group Filing
                                                                         Date of              (Check Applicable Line)
Fairfield          NJ          07004                                     Original         _X_ Form filed by One Reporting Person
--------------------------------------------                             (Month/Year)     ___ Form filed by More than One
  (City)         (State)       (Zip)                                                           Reporting Person
                                            ---------------------------------------------------------------------------------------
                                              TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.  Title of Security                       2. Trans-    3. Trans-    4. Securities Acquired(A) 5. Amount of   6. Owner- 7. Nature
    (Instr. 3)                                 action       action       or Disposed of (D)        Securities     ship      of
                                               Date         Code         (Instr. 3, 4 and 5)       Beneficially   Form:     Indirect
                                                            (Instr. 8)                             Owned at End   Direct)   Bene-
                                               (Month/   ---------------------------------------   of Month       (D or     ficial
                                               Day/                                                               (Indirect Owner-
                                               Year)                                               (Instr. 3      (I)       ship
                                                                                                    and 4)        (Instr. 4)
                                                                                                                            (Instr.
                                                                                                                                 4)
                                                                                 (A) or
                                                          Code   V      Amount   (D)       Price
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Common Stock                                                                                        14,250           D
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Cle309564v1



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
FORM 5 (CONTINUED)           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.  Title of Derivative Security   2. Conver-   3. Trans- 4. Trans-    5. Number of      6. Date Exercis-   7. Title and
    (Instr. 3)                        sion or      action    action       Derivative        able and Expi-     Amount of
                                      Exercise     Date      Code         Securities        ration Date        Underlying
                                      Price of               (Instr. 8)   Acquired          (Month/            Securities
                                      Deri-        (Month/                (A) or Dis-       Day/Year)          (Instr. 3 and 4)
                                      vative       Day/                   posed of
                                      Security     Year)                  (D) (Instr.
                                                                           3, 4, and 5)



                                                                                          -------------------------------------
                                                                                                                      Amount
-----------------------------------------------------------------------------------------                             or
                                                                                          Date    Expira-             Number
                                                                                          Exer-   tion                of
                                                           Code   V     (A)       (D)     cisable Date      Title     Shares
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Call Options                       $0.75        12/31/00     A          6,250             Immed.  See       Common     6,250
(rights to buy)                                                                                   Note (1)  Stock

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Call Options                       $1.84375                                               Immed.  See       Common     6,250
(rights to buy)                                                                                   Note (3)  Stock

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Call Options                       $3.00(2)                                               Immed.  See       Common     4,375
(rights to buy)                                                                                   Note (4)  Stock

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Call Options                       $0.9375                                                Immed.            Common     4,267
(rights to buy)                                                                                             Stock
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Call Options                       $0.9375(2)                                             Immed.            Common    40,000
(rights to buy)                                                                                             Stock
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8. Price     9. Number      10. Owner-     11. Nature
   of           of deriv-       ship           of Indi-
   Deriva       ative           Form of        rect
   -tive        Secur-          Deriv-         Benefi-
   Security     ities           ative          cial
   (Instr.      Bene-           Security:      Owner-
   5)           ficially        Direct         ship
                Owned at        (D) or         (Instr. 4)
                End of          Indirect
                Year            (I)
                (Instr. 4)      (Instr. 4)


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               6,250              D


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               6,250              D


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               4,375              D


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               4,267              D

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              40,000              D

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Explanation of Responses:
(1)      Expiration date = 12/31/10 or 3 months after employment terminates.
(2)      Upon certain changes of control, exercise price becomes $0.01.
(3)      Expiration date = 3/9/10 or 3 months after employment terminates.
(4)      Expiration date = 1/3/09 or 3 months after employment terminates.

(1) Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     /s/ Randy A. Hamill        3/28/01
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                              ------------------------------  -------
                                                                                           Signature of Reporting Person(1) Date



Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.
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